EXHIBIT 3.1



BC Registry Services
BRITISH COLUMBIA

Mailing Address:
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard Street
Victoria BC
250 356-8626

CERTIFIED COPY
Of a Document filed with the Province of
British Columbia Registrar of Companies

Notice of Articles

BUSINESS CORPORATIONS ACT

CAROL PREST

This Notice of Articles was issued by the Registrar on: February 20, 2014 02:22 PM Pacific Time

Incorporation Number: BC0878355

Recognition Date and Time: Incorporated on April 13, 2010 08:59 AM Pacific Time

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NOTICE OF ARTICLES

Name of Company:

CORVUS GOLD INC.

REGISTERED OFFICE INFORMATION

Mailing Address:
SUITE 2300 - 550 BURRARD STREET
VANCOUVER BC V6C 2B5
CANADA

Delivery Address:
SUITE 2300 - 550 BURRARD STREET
VANCOUVER BC V6C 2B5
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
SUITE 2300 - 550 BURRARD STREET
VANCOUVER BC V6C 2B5
CANADA

Delivery Address:
SUITE 2300 - 550 BURRARD STREET
VANCOUVER BC V6C 2B5
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
Drescher, Anton J.

Mailing Address:	**Delivery Address:**
2300 - 1177 WEST HASTINGS STREET	2300 - 1177 WEST HASTINGS STREET
VANCOUVER BC V6E 2K3	VANCOUVER BC V6E 2K3
CANADA	CANADA

Last Name, First Name, Middle Name:
Gignac, Catherine

Mailing Address:	**Delivery Address:**
1196 SAGINAW CRESCENT	2300 - 1177 WEST HASTINGS STREET
MISSISSAUGA ON L5H 3W6	VANCOUVER BC V6E 2K3
CANADA	CANADA

Last Name, First Name, Middle Name:
Pontius , Jeffrey A.

Mailing Address:	**Delivery Address:**
2300 - 1177 WEST HASTINGS STREET	2300 - 1177 WEST HASTINGS STREET
VANCOUVER BC V6E 2K3	VANCOUVER BC V6E 2K3
CANADA	CANADA

Last Name, First Name, Middle Name:
Perkins, Rowland

Mailing Address:	**Delivery Address:**
2300 - 1177 WEST HASTINGS STREET	2300 - 1177 WEST HASTINGS STREET
VANCOUVER BC V6E 2K3	VANCOUVER BC V6E 2K3
CANADA	CANADA

Last Name, First Name, Middle Name:
Aaker, Steven

Mailing Address:	**Delivery Address:**
SUITE 250 - 9137 RIDGELINE BLVD.	SUITE 250 - 9137 RIDGELINE BLVD.
HIGHLANDS RANCH CO 80129	HIGHLANDS RANCH CO 80129
UNITED STATES	UNITED STATES

Last Name, First Name, Middle Name:
Yarrow, Edward

Mailing Address:	**Delivery Address:**
2300 - 1177 WEST HASTINGS STREET	2300 - 1177 WEST HASTINGS STREET
VANCOUVER BC V6E 2K3	VANCOUVER BC V6E 2K3
CANADA	CANADA

AUTHORIZED SHARE STRUCTURE

1. No Maximum   Common Shares   Without Par Value

                                                            Without Special Rights or
                                                            Restrictions attached

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